M. ALI PANJWANI, ESQ.

Partner

DIRECT TEL: 212-326-0820

FAX: 212-326-0806

ali.panjwani@pryorcashman.com

July 27, 2023

Via Edgar

CONFIDENTIAL TREATMENT REQUEST UNDER RULE 83

The entity requesting confidential treatment is:

Sphere 3D Corp.

4 Greenwich Office Park, 1st Floor

Greenwich, CT 06831

Attn: Patricia Trompeter, Chief Executive Officer

Telephone: (203) 524-6524

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THIS LETTER FOR EASE OF IDENTIFICATION.

Ms. Kate Tillan

Mr. Rolf Sundwall

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sphere 3D Corp.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 31, 2023

Form 10-Q for the Quarterly Period Ended March 31, 2023

Filed May 11, 2023

File No. 001-36532

Ladies and Gentlemen:

On behalf of our client, Sphere 3D Corp., a corporation organized under the laws of Ontario, Canada (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, please find the responses of the Company to comments received from the Staff of the Securities Exchange Commission (the “Staff”) in a letter dated June 23, 2023 (the “Comment Letter”) with respect to the above-referenced Annual Report on Form 10-K (the “Form 10-K”) and Quarterly Report on Form 10-Q (the “Form 10-Q”) of the Company. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Form 10-K and Form 10-Q, as applicable.

The Company has asked us to convey the following responses to the Staff:

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 42

1.	You do not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control - Integrated Framework that you used to perform your assessment as required by Item 308(a)(2) of Regulation S-K. Please revise future filings to identify the version of the COSO Integrated Framework you used in the assessment (i.e., whether you used the 1992 Framework, or the Updated Framework issued in 2013).

Response:	The Company used the Updated Framework issued in 2013 in its assessment. The Company acknowledges the Staff’s comment and will revise future filings to identify the version of the COSO Integrated Framework it used in its assessment.

Securities and Exchange Commission

July 27, 2023

Exhibits 31.1 and 31.2, page 61

2.	In your Form 10-K for the fiscal year ended December 31, 2022 and Form 10-Q for the quarterly period ended March 31, 2023, you revised the wording in paragraph 4(d) from that set forth in Item 601(b)(31)(i) of Regulation S-K. In future filings, please include the certifications exactly as set forth in that item.

Response:	The Company acknowledges the Staff’s comment and in future filings will include the wording in paragraph 4(d) exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

Note 1. Organization and Business

Liquidity and Going Concern, page F-11

3.	You disclose that management has projected that cash on hand may not be sufficient to allow you to continue operations beyond the next 12 months. Please tell us how your disclosure considered ASC 205-40-50-13 which discusses whether there is substantial doubt about an entity's ability to continue as a going concern within one year after the date that the financial statements are issued.

Response:	The Company will revise future filings to clarify any ambiguity about the period of time during which its management has projected that cash on hand may not be sufficient to allow the Company to continue operations beyond the next 12 months, to make clear that the projection is from the date that the Company’s financial statements are issued, as noted in the additional underlined text below.

As further background, at the time that the Form 10-K was filed, the Company had a significant number of miners that it planned to have installed over the two or three months following the filing. The Company did not have final agreements with hosting providers at that time and would most likely have been required to provide significant deposits on the new installations. These new installations would likely have been required because Core Scientific, Inc. (“Core Scientific”) had ceased honoring its obligations to host additional miners of the Company and had declared bankruptcy, which resulted in Core Scientific not installing the Company’s machines as initially planned. Because the price of Bitcoin fluctuated during the prior 12 months, it was clear, based on the Company’s cash requirements, that the Company would need to raise capital either through the sale of mining machines or the issuance of equity or debt. With no guarantee that a market to sell the machines would exist, and no signed agreements for adequate debt or equity, there was a risk to the Company’s ability to continue as a going concern. In addition, the Company has suffered recurring losses from operations over the previous years, the price of Bitcoin had fluctuated and current cash on hand would not have been adequate to support the Company over the next twelve months from the date the financial statements were issued.

Securities and Exchange Commission

July 27, 2023

The Company will include disclosure similar to the following underlined language in future filings:

“The Company has recurring losses from operations and incurred a net loss of approximately $192.8 million for the year ended December 31, 2022. The Company’s management has projected that cash on hand may not be sufficient to allow the Company to continue operations beyond the next 12 months from the date the financial statements are issued based on our hashing rate at December 31, 2022, if we are unable to raise additional funding for operations. The Company expects its working capital needs to increase in the future as it continues to expand and enhance its operations. The Company’s ability to raise additional funds for working capital through equity or debt financings or other sources may depend on the financial success of the Company’s then-current business and successful implementation of its key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond our control. No assurance can be given that the Company will be successful in raising the required capital at a reasonable cost and at the required times, or at all. Further equity financings may have a dilutive effect on shareholders and any debt financing, if available, may require restrictions to be placed on the Company’s future financing and operating activities. The Company requires additional capital and if it is unsuccessful in raising that capital, it may not be able to continue its business operations in the cryptocurrency mining industry or it may be unable to advance our growth initiatives, either of which could adversely impact the Company’s business, financial condition, and results of operations.

Significant changes from the Company’s current forecasts, including but not limited to: (i) shortfalls from projected sales levels; (ii) unexpected increases in product costs; (iii) increases in operating costs; (iv) fluctuations in the value of cryptocurrency; and (v) inability to maintain compliance with the requirements of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market could have a material adverse impact on the Company’s ability to access the level of funding necessary to continue its operations at current levels. If any of these events occurs or the Company is unable to generate sufficient cash from operations or financing sources, the Company may be forced to liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or seek bankruptcy protection or be subject to an involuntary bankruptcy petition, any of, which would have a material adverse effect on the Company’s business, results of operations, financial position and liquidity.

Securities and Exchange Commission

July 27, 2023

These factors, among others, raise substantial doubt that the Company will be able to continue as a going concern beyond the next 12 months from the date the financial statements are issued. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business and do not include any adjustments that might result from the outcome of this uncertainty.”

Note 2. Significant Accounting Policies
Digital Assets, page F-13

4.	Please tell us how your classification of digital assets as current assets is consistent with the definition of current assets in ASC 210-10-20. For each digital asset type held on December 31, 2022 and 2021, and at March 31, 2023, tell us the average length of time it has been held and how frequently it turns over, explaining how you calculated this turnover. Also, for each significant (as determined by the fair value) digital asset holding, please tell us the name of the digital asset and its cost, fair value, and the number of units held as of December 31, 2021 and 2022, and March 31, 2023. For any digital asset holdings that are not individually significant, tell us the aggregated cost bases and fair values of the digital asset holdings.

Response:

The Company acknowledges the Staff’s comment and advises that in accordance with ASC 210-10-20, Balance Sheet, current assets is defined as those assets that are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business. The Company expects to use the digital assets mined for operations and therefore to sell the Bitcoin during the operating cycle. The Bitcoin generated during 2022 was sold for operations by January 2023. The Bitcoin generated during the first quarter of 2023 was sold for operations by April 2023.

Rule 83 Confidential Treatment Request by Sphere 3D Corp. Request #1

	Year Ended					Quarter Ended
	12/31/2021		12/31/2022			3/31/2023
Each digital asset type	None			Bitcoin only			Bitcoin only
Number of units held	0			103.00			22.00
Average length of time held	N/A			145 days			16 days
Cost	[***	]	$	[***	]	$	[***	]
Fair value	[***	]	$	[***	]	$	[***	]
Turnover	[***	]		[***	]		[***	]

Turnover calculation
BTC earned for the period	0.00			131.01			110.25
BTC on hand at end of period	0.00			103.00			22.00
Turnover	[***	]		[***	]		[***	]

Sphere 3D Corp. respectfully requests that the information contained in Request #1 be treated as confidential information and that the Staff provide timely notice to Patricia Trompeter, Chief Executive Officer, Sphere 3D Corp., 4 Greenwich Office Park, 1st Floor, Greenwich, CT 06831, telephone (203) 524-6524, before it permits any disclosure of the bracketed information contained in Request #1.

Turnover is calculated as the sum of beginning period Bitcoin balance, Bitcoin earned for the period less Bitcoin on hand at the end of the period divided by the ending period Bitcoin balance.

Securities and Exchange Commission

July 27, 2023

5.	Regarding your impairment testing for digital assets, please tell us the following information and reference for us the authoritative literature you relied upon to support your accounting:

●	You disclose that you perform an impairment analysis at each reporting period or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Tell us what events or changes in circumstances would cause you to perform an impairment analysis during the reporting period.

●	Tell us whether or not you evaluate multiple units (or fractional units) of digital assets that have different carrying amounts for impairment as a group.

●	Tell us the market(s) you used to determine the quoted price used to assess impairment.

●	Tell us whether these market(s) are your principal market(s), and if not, explain why not, and how the markets are determined.

Response:	The Company’s Bitcoin held are indefinite lived intangible assets that it accounts for under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350 – Intangible Assets Goodwill and Other (“ASC 350”) and as such, are subject to impairment testing on an annual basis or more frequently if events or changes in circumstances indicate it is more likely than not that the asset is impaired in accordance with ASC 350-30-35-18. The Company performs an impairment analysis daily to determine if the lowest intraday price of Bitcoin is lower than the Company’s carrying value for Bitcoin until the Company’s Bitcoin is sold or until the end of the reporting period, whichever comes first.

Securities and Exchange Commission

July 27, 2023

In accordance with ASC 350-30-35-4, in recognizing revenue, the Company considers the unit of accounting to be the daily Bitcoin awarded and recorded at fair value, as described in the Company’s response to the Staff’s comment number 6 below, which is the carrying value of the unit of account. The fair value of the Company’s Bitcoin is determined on a nonrecurring basis based on the lowest intraday quoted price on the active exchange(s) that the Company has determined to be the principal market(s) for Bitcoin (Level 1 inputs). If the carrying value of the Bitcoin exceeds the fair value based on the lowest price quoted on the active exchange(s) on a daily basis, an impairment loss has occurred with respect to those Bitcoin in the amount equal to the difference between their carrying values and the price determined, and an impairment is recorded.

Rule 83 Confidential Treatment Request by Sphere 3D Corp. Request #2

[***]

Sphere 3D Corp. respectfully requests that the information contained in Request #2 be treated as confidential information and that the Staff provide timely notice to Patricia Trompeter, Chief Executive Officer, Sphere 3D Corp., 4 Greenwich Office Park, 1st Floor, Greenwich, CT 06831, telephone (203) 524-6524, before it permits any disclosure of the bracketed information contained in Request #2.

Revenue Recognition, page F-15

6.	Please provide us your analysis supporting your revenue recognition policy for your mining pool participation activities. In your response, where appropriate, reference for us the authoritative literature you relied upon to support your accounting:

●	Provide us a representative sample contract and cross reference your analysis to the specific provisions of that contract. Be sure to include terms related to the promises and related performance obligations, calculation of transaction consideration, and payment.

●	Tell us about the term of your contracts and the period of service for which the mining pool operators determine your compensation.

●	Tell us whether there are any penalties for contract termination by either party and whether you can withdraw computing power midterm and reinstitute it later. In your response tell us your consideration of the guidance in Questions 7 or 8, as applicable, to the FASB Revenue Recognition Implementation Q&A’s and the impact on your determination of both contract inception and contract duration.

Securities and Exchange Commission

July 27, 2023

●	Tell us about your process to identify your performance obligations. Refer to ASC 606-10-25-14 to 25-22.

●	Tell us how and when you report your work performed to the pool operator. In this regard, explain whether you report each nonce completed or only report when all nonces assigned are completed or at some point in between.

●	Tell us your consideration for treating each nonce you are assigned as a performance obligation or whether the range of all nonces for an individual block is a separate performance obligation.

●	Tell us the nature of the consideration specified in the contract, how the amount of consideration is determined, and the payment terms. Highlight terms that cause variability for your cryptocurrency awards and transaction fees.

●	Tell us how you have insight into whether the amount of non-cash consideration received from the pool operator is the appropriate amount.

●	With respect to the timing of revenue recognition, you disclose that you cannot determine, during the course of solving for a block that a reversal of revenue is not probable and therefore revenue is recognized when the mining pool operator successfully places a block, and you receive confirmation of the consideration you will receive. Tell us how your accounting policy considered ASC 606-10-25-23 to 25-25 and ASC 606-10-32-11 to 32-12 and discuss at what point the uncertainty associated with the variable consideration is resolved and why.

●	Tell us whether you are able to estimate your hashrate or transactional fees as you perform your services.

Securities and Exchange Commission

July 27, 2023

●	You disclose that you satisfy your performance obligation at the point in time that you are awarded a unit of digital currency through your participation in the applicable network and network participants benefit from their verification service. Tell us how your accounting policy considered ASC 606, including ASC 606-10-25-23 to 25-30 and ASC 606-10-32-42 to 32-44 and discuss the relevant factors considered in determining when revenue should be recognized.

Response:	The Company accounts for digital mining revenue under ASC 606, Revenue from Contracts From Customers in accordance with 606-10-05-04 by applying the five steps listed below.

Step 1: Identify the contract with the customer

“An entity shall account for a contract with a customer that is within the scope of this Topic only when all of the following criteria are met:

a.  The parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations.

b.  The entity can identify each party’s rights regarding the goods or services to be transferred.

c.  The entity can identify the payment terms for the goods or services to be transferred.

d.  The contract has commercial substance (that is, the risk, timing, or amount of the entity’s future cash flows is expected to change as a result of the contract).

e.  It is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer. In evaluating whether collectability of an amount of consideration is probable, an entity should consider only the customer’s ability and intention to pay that amount of consideration when it is due. The amount of consideration to which the entity will be entitled may be less than the price stated in the contract if the consideration is variable because the entity may offer the customer a price concession.”

The Company currently has a service agreement (the “Service Agreement”) with Foundry Digital LLC (“Foundry”).

Per Section 8 of the Service Agreement, the Service Agreement is ongoing until terminated by either party and there are no penalties for contract termination by either party. The Company’s right to compensation begins when the Company starts providing computing power to the mining pool operator.

The Company provides computing power to Foundry via the Company’s mining equipment and in exchange, the Company is entitled to a pro-rata share of the fixed bitcoin awards earned over the measurement period for successfully adding a block to the blockchain, plus a pro-rata fractional share of the global transaction fee rewards for the respective measurement period, less net digital asset fees due to Foundry over the measurement period. The Company’s pro-rata share is based on the proportion of computing power the Company contributed to Foundry as compared to the bitcoin network’s algorithmic difficulty. The proportionate share of the transaction fee rewards earned are based on the Company’s computing power as a percentage of the total computing power contributed by all mining pool participants in solving the then-current algorithm.

Securities and Exchange Commission

July 27, 2023

Payment obligations under the Service Agreement arise when the Company provides computing power to Foundry, which is also contract inception.

The Bitcoin is distributed daily to the Company, and therefore determined collectability is probable.

Step 2: Identify the performance obligations in the contract

Providing computing power to the mining pool is an output of the Company’s ordinary business activities. Foundry simultaneously receives and consumes the benefits of the Company’s performance as the Company provides the computing power. The provision of such computing power is the only performance obligation, as Foundry uses the computing power to solve the algorithms to earn the Bitcoin.

The Company may exit the mining pool and can withdraw and reinstate computing power at any time.

Step 3: Determine the transaction price

The Company measures the noncash consideration in accordance with ASC 606-10-32-21 and 606-10-32-23. The transaction consideration the Company receives is noncash consideration, in the form of digital currency, Bitcoin, which the Company measures at fair value on the date earned, which is not materially different than the fair value at contract inception or at the time the Company has earned awards from the mining pools. In effect, this means that each day, there is a new contract.

Fair value of the digital currency award received is determined using the quoted price of the related digital currency, Bitcoin, on the date earned using the spot price obtained from Chicago Mercantile Exchange Group (“CME”). CME is used because it is the source provided by the Company’s service provider and is used for the service provider’s fee for all mining operations, and therefore it has the greatest volume and the greatest level of activity.

In accordance with Section 6 in the Services Agreement, Foundry uses a Full-Pay-Per-Share payment calculation, where the user shall receive the expected value from the block reward plus the transaction fee reward. Both the block reward and the mining service charge are settled according to the profit calculation. Foundry calculates a standard transaction fee each day and distributes it to miners according to its hash power contributions in the pool. It increases the miners’ earnings by sharing some of the transaction fees. Exhibit A to the Service Agreement references the fees charged commensurate with the hashrate of the individual miner. Pricing tiers are assessed quarterly and are calculated on the prior quarter’s average hashrate to determine the following quarter’s pricing tier. The average quarterly hashrate is calculated by summing the daily hashrate for the given quarter (excluding the lowest 30 days) and dividing it by the number of remaining days in the quarter. Hashrate is calculated at the group level and all subaccounts within a group are considered in the calculation.

Securities and Exchange Commission

July 27, 2023

The transaction consideration the Company earns is variable because it is dependent on the daily computing power provided by the Company. In accordance with ASC 606-10-32-12a, the Company is constrained because it cannot determine, during the course of solving for a block, that a reversal of revenue is not probable and therefore revenue is recognized when the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive. This confirmation occurs daily at the end of the 24-hour period and therefore the Company believes the transaction consideration cannot be materially different than contract inception. The Company’s bitcoins earned through the contractual payout formula is not known until the Company’s computational hashrate contributed over the daily measurement period is fulfilled over-time daily in the 24-hour period. The variable consideration is constrained until the Company can reasonably estimate the amount of mining rewards by the end of a given 24-hour period based on the actual amount of computing power provided to Foundry, as it is at that point that it is highly probable that a significant reversal in the amount of revenues will not occur. The Company’s proportionate amount of the global network transaction fee rewards earned are calculated at the end of each transactional day (per the Service Agreement, midnight to midnight). The Bitcoin is distributed daily to the Company.

The Company considers whether there is any consideration payable to the customer. Any fees charged are charged prior to the Company’s receipt of Bitcoin. The Company recognizes digital mining revenue on a net basis as the consideration payable to the pool operator is not a payment for a distinct good or service from Foundry.

Step 4: Allocate the transaction price to the performance obligations in the contract

The provision of computing power is the only performance obligation.

Step 5: Recognize revenue when the Company satisfies a performance obligation

In accordance with ASC 606-10-25-27, the Company’s performance obligation is satisfied over time. Because the Company provides computing power to Foundry, the performance obligation is satisfied over time. Because this computing power is provided continuously, measurement of the consideration is settled daily at the time that the Company receives confirmation of the awarded Bitcoin through its participation in the applicable network, and network participants benefit from the Company’s computing power, in accordance with the Service Agreement. The Company considers each 24-hour period a contract as awards are accumulated in a 24-hour period and distributed to the Company based on its entitlement. There is no further performance obligation with the customer after each daily settlement occurs. The Company has full control of the mining equipment utilized in the mining pool and if the Company determines it will increase or decrease the processing power of its machines and/or fleet (e.g., for repairs or when power costs are excessive) the computing power provided to the customer will be reduced.

Securities and Exchange Commission

July 27, 2023

The Company will revise future filings to disclose that the performance obligation is satisfied over time with daily settlement of Bitcoin.

7.	Please provide us your analysis supporting your measurement of the non-cash consideration (digital assets) you receive for your mining pool participation activities. In your response, where appropriate, reference for us the authoritative literature you relied upon to support your accounting:

●	You disclose that you measure the non-cash consideration at fair value on the date received which is not materially different than the fair value at contract inception or time you have earned the award from the mining pools. Explain to us how your accounting policy complies with ASC 606-10-32-21 and 606-10-32-23.

Response: Please refer to the Company’s response to comment #6.

●	Tell us approximately how much time passes between the inception of the contract, the time you have earned the award from the mining pools, and the date on which you receive the award. Describe for us your process for determining that the fair value of the award is not materially different during these periods.

Response: Please refer to the Company’s response to comment #6.

●	If you provide continuous performance, tell us what constitutes contract inception and contract duration and the reasons why. Cite the relevant ASC 606 guidance that supports your determination.

Response: Please refer to the Company’s response to comment #6.

●	Tell us the market(s) you use to determine the quoted price used to value the non-cash consideration and how you identify these market(s). Refer to ASC Topic 820, including ASC 820-10- 35-5A.

Response: Fair value of the digital currency award received is determined using the quoted price of the related digital currency, Bitcoin, on the date earned using the CME. We have determined that the CME is the principal market because it is the source provided by the Company’s service provider, Gryphon Digital Mining (“Gryphon”), and is used to determine Gryphon’s fee, which is 22.5% of the net operating profit for all mining operations.

Securities and Exchange Commission

July 27, 2023

●	Tell us the market(s) in which you entered into transactions to sell digital assets during the periods presented in the financial statements and the volume of sales in each market.

Response: Rule 83 Confidential Treatment Request by Sphere 3D Corp. Request #3

[***]

Sphere 3D Corp. respectfully requests that the information contained in Request #3 be treated as confidential information and that the Staff provide timely notice to Patricia Trompeter, Chief Executive Officer, Sphere 3D Corp., 4 Greenwich Office Park, 1st Floor, Greenwich, CT 06831, telephone (203) 524-6524, before it permits any disclosure of the bracketed information contained in Request #3.

●	You disclose that the transaction price is the fair value of the digital asset mined, being the fair value per the prevailing market rate for that digital asset on the transaction date. You also disclose that you measure the noncash consideration at fair value on the date received. Please tell us in more detail why you refer to both a transaction date and a date received, and at which point you measure the fair value.

Response: Fair value of the digital currency award received is determined using the quoted price of the related digital currency, Bitcoin, on the date earned using the CME. The transaction price is the fair value of the digital asset mined, which is the spot price of the Bitcoin on the date earned using principal market data, and the Company will disclose that this price is not materially different from the price at contract inception.

●	In future filings, disclose the types of digital currencies, the time frame of when the digital currency is deposited into your wallet and your principal market.

Response: As requested by the Staff, in future filings the Company will state that the transaction price is the fair value of the digital asset mined, which is the spot price of the Bitcoin on the date earned using principal market data, and will disclose that this price is not materially different from the price at contract inception.

Securities and Exchange Commission

July 27, 2023

Note 6. Investments, page F-20

8.	You recognized impairment charges of $14.5 million for your investments in Filecoiner and Silicon Valley Technology Partners during fiscal 2022. Please tell us how you determined the fair value of the investments under ASC 820 and why the investments were impaired. In future filings, provide any disclosures required by ASC 820-10-50-2 and ASC 321-10-50-3.

Response:

Silicon Valley Technology Partners Preferred Shares

In November 2018, in connection with the divestiture of Overland, the Company received 1,879,699 Silicon Valley Technology Partners (“SVTP”) preferred shares with a fair value of $2.1 million. On November 13, 2018, pursuant the purchase agreement with SVTP, the Company sold to SVTP all of the issued and outstanding shares of capital stock of Overland in consideration of (i) the issuance to the Company of shares of Series A Preferred Stock of SVTP representing 19.9% of the outstanding shares of capital stock of SVTP as of the closing, with a value of $2.1 million, (ii) the release of the Company from outstanding debt obligations totaling $41.7 million assumed by SVTP and (iii) $1.0 million in cash proceeds from SVTP. In accordance with ASC 810-10-55-4A and ASC 810-10-45-23, Consolidation – Deconsolidation of a Subsidiary, the Company was required to remeasure any retained noncontrolling investment at fair value given the reduction of the parent’s (the Company’s) reduction in ownership interest from controlling to noncontrolling investment. As no cash was exchanged in the transaction in relation to the Series A Preferred Stock, the Company based its fair value estimate based on the residual equity in the enterprise value of SVTP as determined by an independent third party using a discounted cash flow method and consideration of the exchange and buy-out agreement described below.

In November 2018, the Company also entered into an Exchange and Buy-Out Agreement (the “Exchange Agreement”), between the Company, FBC Holdings, SVTP, and MF Ventures LLC (“MFV”). Under the terms of the Exchange Agreement, (i) the Company granted FBC Holdings the right to exchange up to 2,500,000 of the Company’s preferred shares held by FBC Holdings for up to all of the SVTP preferred shares held by the Company (the “Exchange Right”), with such Exchange Right expiring within two years of the November 2018 closing, and (ii) FBC Holdings granted MFV and SVTP the right to purchase up to 2,500,000 Preferred Shares held by FBC Holdings (or, following exercise of the Exchange Right by FBC Holdings, the SVTP shares held by FBC Holdings) (the “Buy-out Right”), with such Buy-out Right expiring within one year of the November 2018 closing. If MFV or SVTP exercised their Buy-out Right prior to FBC Holdings’ exercise of its Exchange Right, then any preferred shares subject to the exercise of the Buy-out Right would automatically be exchanged for the same number of SVTP preferred shares that would have been issued to FBC Holdings had the Exchange Right been exercised prior to the buy-out.

As the Company’s preferred shares were redeemable at $2.5 million in two years plus any accrued and unpaid dividends (of which there were none at the transaction date) the implied value of the shares of SVTP was $2.5 million, which was also a cap on the fair value of the investment for the Company, because FBC Holdings could exchange the $2.5 million of the Company’s preferred shares for the SVTP shares. As the weighted average cost of capital was unknown, the Company assumed a benchmark borrowing rate of 8% (the interest rate on existing loans) to determine the net present value of the Company’s preferred shares of $2.5 million from the redemption date of November 13, 2021. Based on the present value calculation using an 8% discount rate, the value of the exchange right was $2,143,347 and therefore the implied value of the SVTP shares is also $2.1 million.

Securities and Exchange Commission

July 27, 2023

Response: Rule 83 Confidential Treatment Request by Sphere 3D Corp. Request #4

[***]

Sphere 3D Corp. respectfully requests that the information contained in Request #4 be treated as confidential information and that the Staff provide timely notice to Patricia Trompeter, Chief Executive Officer, Sphere 3D Corp., 4 Greenwich Office Park, 1st Floor, Greenwich, CT 06831, telephone (203) 524-6524, before it permits any disclosure of the bracketed information contained in Request #4.

Filecoiner Common Stock

In October 2021, the Company purchased 1,500,000 shares of common stock of Filecoiner, a private corporation, at a price equal to $4.00 per share recorded such investment at cost at a fair value of $6.0 million in accordance with ASC 321, Investments in Equity Securities. In accordance with the guidance, the Company has determined that there is not a readily determinable fair value of such shares because Filecoiner has no sales prices or bid-and-asked quotations currently available on any exchange or trading market and is not a mutual fund or similar security.

Filecoiner Preferred Stock

In October 2021, the Company received 8,000 shares of Series B preferred stock of Filecoiner (“Filecoiner Series B”) as consideration for the sale of its SnapServer® product line to Filecoiner at a fair value of $6.4 million. In accordance with ASC 820-10-30, Fair Value Measurement, Initial Measurement, the Company evaluated the Filecoiner Series B and estimated the fair value of the Filecoiner Series B using a multi-scenario approach because there is not a readily determinable fair value. Scenario 1 determined the value of the Filecoiner Series B if it were redeemed. Scenario 2 determined the value of the Filecoiner Series B using a capital option method.

Securities and Exchange Commission

July 27, 2023

The Snapserver purchase agreement included a repurchase obligation on the part of Filecoiner for the Filecoiner Series B based on a percentage of Filecoiner’s future gross revenues, which stated that Filecoiner agreed to use 1.5% of its annual gross revenue to repurchase any outstanding shares of Filecoiner Series B. At the time of the sale, Filecoiner was a pre-revenue stage company and its financial forecast was uncertain. The Company estimated the fair value of the Filecoiner Series B repurchase obligation using a Monte Carlo simulation with the following inputs: discount rate of 40%, risk-free rate of 1.05%, cost of debt of 7.48%. The Monte Carlo simulation indicated that a portion of the Filecoiner Series B would be repurchased.

The Company determined the value of the Filecoiner Series B using a capital option pricing model using the following inputs: volatility of 146% and risk-free rate of 1.05%.

The fair value of the Filecoiner Series B was based on the expected value of the redeemed Filecoiner Series B and the value of the non-redeemed Filecoiner Series B.

The Filecoiner investments were impaired during the second quarter of 2022 because the Company believed there was a significant deterioration in the business prospects of Filecoiner and, as a result, Filecoiner would have needed a capital infusion to further its business and to be successful, leading to significant concern about Filecoiner’s ability to continue as a going concern. The Company reviewed the internal financial statements of Filecoiner, noting negligible cash and revenue. Filecoiner’s business was dependent on Filecoin, which decreased with the decline in the cryptocurrency market. At the time of the Company’s investment, the market price of Filecoin was approximately $60 and at June 30, 2022, was less than $10. The Company understood that a capital infusion was expected to close in April 2022; however, with the downturn in the cryptocurrency market in general, the closing was postponed and not completed. The investments in Filecoiner were fully impaired given that the range of loss was nil to $12.4 million.

In future filings, the Company will provide any disclosures required by ASC 820-10-50-2 and ASC 321-10-50-3.

Note 9. Preferred Shares, page F-24

9.	Please respond to the following with respect to the Hertford agreements:

●	Tell us the significant terms of the agreements.

Response:

During 2020 and early 2021, the Company was considering business alternatives to supplement its then-core business of providing solutions for stand-alone storage and technologies for computing, storage and network.

Securities and Exchange Commission

July 27, 2023

In connection with the decision to enter into the cryptocurrency business, the Company’s management entered into an agreement with Hertford Advisors Ltd. (“Hertford”), a privately held company that provides cryptocurrency mining solutions (the “Hertford Purchase Agreement”).

The Hertford Purchase Agreement, dated July 2021, provided the Company with the exclusive right to assume all of Hertford’s rights under a data mining machine hosting agreement with a third party, and under three separate agreements with FuFu Technology Limited for the purchase of an aggregate of 220,000 bitcoin mining machines (collectively, the “Hertford Transaction”).

Pursuant to the Hertford Purchase Agreement, in exchange for the assignment by Hertford to the Company of the rights identified above, on August 12, 2021, the Company issued to Hertford 4,500,000 common shares of the Company, and the Company agreed to issue to Hertford up to 296,000 Series H preferred shares of the Company (“Series H Shares”), based upon the achievement of certain milestones, including the following:

-	96,000 Series H Shares upon the payment by the Company of a deposit for the purchase of 30,000 Antminer S19j Pro machines (the “Pro Machines”) and 30,000 Antminer S19j Machines under the first assigned purchase agreement, which deposit was made on September 10, 2021;

-	75,000 Series H Shares upon payment by the Company of a deposit for the purchase of 30,000 Pro Machines and 30,000 Antminer S19j Machines under the second assigned purchase agreement, which deposit was not made;

-	75,000 Series H Shares upon payment by the Company of a deposit for the purchase of 40,000 Pro Machines and 60,000 Antminer S19j Machines under the third assigned purchase agreement, which deposit was not made;

-	30,000 Series H Shares upon the execution and delivery by the Company of a definitive agreement for the long-term lease of a 200,000-square-foot cryptocurrency mining facility, to be supplied with up to 1GW of carbon-neutral power and 1GW of power from the grid as backup, for which the lessor would contractually agree to offset all carbon emissions when grid power is utilized. Such agreement has not yet been executed or delivered; and

-	20,000 Series H Shares upon the execution and delivery by the Company of a definitive financing agreement for financing at least $250,000,000. Such agreement has not yet been executed or delivered.

On July 30, 2021, the Company entered into a future sale and purchase agreement with FuFu Technology Limited, a company registered in Hong Kong (“BitFuFu”), for the purchase of cryptocurrency mining hardware and other equipment. The agreement was one of the assigned equipment agreements pursuant to the Hertford Purchase Agreement. On September 17, 2021, the Company entered into a supplemental agreement with BitFuFu for the purchase of 60,000 bitcoin miners to be delivered over a period of time, commencing November 2021.

Securities and Exchange Commission

July 27, 2023

Upon the Company entering into the first mining equipment agreement with Bitfufu, Hertford was issued 96,000 Series H Shares.

●	Tell us how you accounted for the agreements, citing the accounting literature used and how you applied it to the facts and circumstances of your transaction.

Response:

The 4,500,000 common shares of the Company issued to Hertford to obtain these rights were valued at $11.4 million dollars on the date of issuance. The rights were amortized as an intangible asset over the expected delivery period of the first equipment agreement and was fully amortized by December 31, 2022.

The Company’s management has determined that the transactions related to Hertford met the definition of intangible assets. During the year ended December 31, 2021, the Company recognized intangible assets related to the Hertford Transactions as follows:

a.	The value of the Company’s common shares issued to Hertford under the Hertford Purchase Agreement was $11.4 million.

b.	The value of the Series H Shares issued to Hertford upon entering into the Bitfufu agreement was $42.35 million.

Intangible assets

An intangible asset is an identifiable non-monetary asset without physical substance. The three critical attributes of an intangible asset under ASC 350 are:

1.	Identifiability.

2.	Control (power to obtain benefits from the asset).

3.	Future economic benefits (including but not limited to revenue or reduction of costs)

“Identifiability” – an intangible asset is identifiable when such asset:

i.	Is separable (capable of being separated and sold, transferred, licensed, rented, or exchanged, either individually or together with a related contract); or

ii.	Arises from contractual or other legal rights, regardless of whether those rights are transferrable or separable from the entity or from other rights and obligations.

Securities and Exchange Commission

July 27, 2023

The Company’s management concluded that the rights obtained through the Hertford Purchase Agreement arose out of contractual relationships, and therefore meet the definition of “identifiability”.

The Company’s management concluded that the Company had control, as it would be able to direct the acquisition of equipment or services and will obtain future benefits over the intangibles as follows:

a.	The Hertford Purchase Agreement gives the Company the ability to acquire a series of hosting and equipment arrangements to start its bitcoin mining business.

b.	The BitFuFu agreement gives the Company the actual equipment required to commence its bitcoin mining business to generate revenues and in addition, the Company is expected to benefit by accessing equipment with favorable pricing (see below).

The Company also considered alternative accounting treatments for these assets. The alternative accounting treatment considered was property, plant and equipment (PP&E), as these assets fundamentally relate to the acquisition of equipment or expense to the income statement.

Capitalization to PP&E requires that the cost incurred is directly tied to the acquisition or construction of the item of the PP&E. For a. above, such costs are not considered directly tied to any one item of PP&E and do not enhance the value of any item of PP&E; therefore, we concluded that capitalization to PP&E is not appropriate.

For b. above, there is a direct correlation to the acquisition of PP&E and the preferential pricing gives the Company access to cheaper bitcoin mining machines. However, at December 31, 2021, none of the equipment had been delivered, and therefore was not available for use. Therefore, there is no impact to capitalization as PP&E and intangible assets would both be considered long-term assets subject to amortization over the benefit of use of that asset.

The accounting treatment for intangible assets and PP&E would not differ significantly, as the measurement basis is the same for both: cost less impairment and amortization.

Expense to income statement suggests that there is no ongoing value to the service or assets paid for. With respect to the Hertford Transactions, the Company has ongoing value;

a.	There is value in the Hertford Purchase Agreement if the Company continues to pursue the various hosting and equipment arrangements available in such agreement. Therefore, it is unreasonable to expense the cost on occurrence. These costs were being amortized over the expected term of benefit to the Company for access to the underlying hosting and equipment contracts, and had been fully amortized at December 31, 2022.

b.	The value in the BitFuFu agreement is directly tied to the delivery of equipment from Bitfufu, and is not a period expense. This cost is being amortized over the expected useful life of the bitcoin mining machines.

Securities and Exchange Commission

July 27, 2023

●	Tell us the redemption features of the Series H preferred shares. In future filings, include any disclosures required by ASC 505-10-50-3.

Response: The Company’s common shares rank junior to the Series H Shares and are subject in all respects to the rights, privileges, restrictions and conditions attaching to the Series H Shares.

So long as any of the Series H Shares are outstanding, except as specifically set forth in the documents governing the Series H Shares, the Company cannot do any of the following without the approval of a majority of the holders of Series H Shares (with each such share having one vote):

(a) redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any securities of the Company ranking junior to the Series H Shares (other than with respect to common shares of the Company issued pursuant to its stock option plan in connection with the cessation of service of the holder of such common shares); or

(b) redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares, ranking as to the payment of dividends or return of capital on a parity with the Series H Shares

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the Series H Shares shall entitle holders thereof to receive an amount equal to the Series H Subscription Price per Series H Share (originally $1,000, and $142.857 as adjusted for the share consolidation effected by the Company on June 28, 2023) plus the amount of the Accrued and Unpaid Dividends (note per section 2 of the Certificate of Designation there are no rights to dividends), the whole to be paid before any amount is paid or any assets of the Company are distributed to the holders of common shares of the Company or any other shares ranking junior to the Series H Shares on any such liquidation, dissolution, winding-up or distribution. Upon payment of such amounts, the Holders of Series H Shares shall not be entitled to share in any further distribution of the assets of the Company.

In November 2022, the Company modified the Hertford Purchase Agreement (such modified agreement, the “Modified Hertford Agreement”). The Modified Hertford Agreement provides for certain resale restrictions applicable to the Company’s common shares that are issuable upon the conversion of the remaining Series H Shares during the two-year period ending on December 31, 2024, which are different from the restrictions contained in the Hertford Purchase Agreement. In addition, commencing January 1, 2023 and terminating on December 31, 2023, holders of Series H Preferred Shares are permitted to (a) convert Series H Shares in an aggregate amount up to or equal to 3.0% of the aggregate number of Series H Shares outstanding on the first day of each month and (b) sell the resulting number of such converted common shares within such month. Commencing January 1, 2024 and terminating on December 31, 2024, holders of Series H Shares are permitted to (a) convert Series H Shares in an aggregate amount up to or equal to 10.0% of the aggregate number of Series H Shares outstanding on the first day of each month and (b) sell the resulting number of such converted common shares within such month.

Securities and Exchange Commission

July 27, 2023

During the three months ended March 31, 2023, pursuant to the Modified Hertford Agreement, the Company issued 5,239,000 common shares for the conversion of 5,239 Series H Shares (748,428.571 common shares adjusted for the share consolidation effected by the Company on June 28, 2023).

In accordance with the authoritative guidance for distinguishing liabilities from equity, the Company has determined that its Series H Shares carry certain redemption features beyond the control of the Company. Accordingly, the Series H Shares are presented as temporary equity.

The Company has reviewed the disclosure requirements in ASC 505-10-50-3 and will revise future filings to disclose the deemed liquidation provisions, by adding the following underlined language to the Company’s current disclosure:

“On October 1, 2021, the Company filed articles of amendment to create a series of preferred shares, being, an unlimited number of Series H Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. The Series H Preferred Shares are convertible provided (and only if and to the extent) that prior shareholder approval of the issuance of all common shares of the Company issuable upon conversion of the Series H Preferred Shares has been obtained in accordance with the rules of the Nasdaq Stock Market, at any time from time to time, at the option of the holder thereof, into 1,000 common shares of the Company for every Series H Preferred Share. Each holder of the Series H Preferred Shares, may, subject to prior shareholder approval, convert all or any part of the Series H Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 9.99% of the total number of outstanding common shares of the Company. Each Series H Preferred Share has a stated value of $1,000. The Series H Preferred Shares are non-voting and do not accrue dividends. These features include, in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, deemed liquidation or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the Series H Preferred Shares shall entitle each of the holders thereof to receive an amount equal to the Series H subscription price per Series H Preferred Share, as defined in the agreement, to be paid before any amount is paid or any assets of the Company are distributed to the holders of its common shares.”

Securities and Exchange Commission

July 27, 2023

Note 15. Segment Information, page F-36

10.	Please tell us about your consideration for providing the disclosures required by ASC 280-10-50-22 and 50-26, including reporting a measure of profit or loss and total assets for each reportable segment.

Response:	The Company acknowledges the Staff’s comment and will revise future filings of the Form 10-K and Form 10-Q accordingly to add additional disclosures to the segment note related to segment information including:

-	Total assets

-	Revenues

-	Segment gross profit

-	Segment income (loss) from operations

-	Capital expenditures

-	Depreciation/amortization

In prior filings, some the requested information was included in the statement of operations and cash flow statement (the Company’s fixed assets are 100% digital mining segment) except for total assets, which we will add to the segment note. Segment income (loss) from operations for the Company’s digital mining segment is the segment gross profit less depreciation and amortization, as the Company’s management does not allocate other operating costs to the mining segment. For the year ended December 31, 2021, there was only one reporting segment.

Form 10-Q for the Quarterly Period Ended March 31, 2023

Financial Statements

Consolidated Statements of Cash Flows, page 7

11.	Please tell us how management considered the guidance in ASC 230-10-45-12(c) in determining the classification of the proceeds from the sale of digital assets within cash flows from operating activities. Tell us the shortest and longest time you have held each type of your digital assets before sale and provide an estimate of how frequently you convert the digital assets to USD for each period presented.

Response:	The Company acknowledges the Staff’s comment and advises that the Company has included the sale of digital assets in its operating activities, as the digital assets are reported as revenues. The sale of the Bitcoin generated from revenues are used for and intended to be used in operations of the Company in 2023. The Company considered the guidance in ASC 230-10-45-12(c) and believes the sale of Bitcoin is similar to collections of accounts receivable to use in operations from reported revenue versus an intangible asset held for investment purposes.

Securities and Exchange Commission

July 27, 2023

For Bitcoin earned in 2022, the shortest and longest time it was held was approximately 15 and 262 days, respectively. For Bitcoin earned through March 2023, the shortest and longest time Bitcoin was held was 8 days and 29 days, respectively. During 2022, the Company had just begun operations and during the period in which it held Bitcoin for 262 days, was earning approximately 0.3 Bitcoin per day, at a low carrying value, resulting in the Company holding its Bitcoin longer than in 2023.

Rule 83 Confidential Treatment Request by Sphere 3D Corp. Request #5

The Company converted the digital assets earned in 2022 and 2023 on a turnover basis of [***] and [***] times, respectively.

Sphere 3D Corp. respectfully requests that the information contained in Request #5 be treated as confidential information and that the Staff provide timely notice to Patricia Trompeter, Chief Executive Officer, Sphere 3D Corp., 4 Greenwich Office Park, 1st Floor, Greenwich, CT 06831, telephone (203) 524-6524, before it permits any disclosure of the bracketed information contained in Request #5.

Note 12. Commitments and Contingencies
Service Agreements, page 21

12.	You disclose that on April 7, 2023, you filed litigation against Gryphon citing several breaches to the MSA, including but not limited to, several fiduciary and operational breaches. In your press release included with your Form 8-K filed April 7, 2023, you disclosed that you believe Gryphon has put the company's assets at significant risk and Gryphon willfully violated their contractual duties. Please respond to the following:

●	Tell us the significant terms of the MSA with Gryphon and explain how you are accounting for the agreement, citing the accounting literature used and how you applied it to your facts and circumstances.

o	Tell us the amount of management fees for the years ended December 31, 2021 and 2022, and the three months ended March 31, 2023.

o	Tell us the amount of the reimbursed costs for the years ended December 31, 2021 and 2022, and the three months ended March 31, 2023.

o	Tell us the nature of the reimbursed costs and how you account for them.

Response:	The significant terms of the MSA with Gryphon (the “Gryphon MSA”) are as follows:

-	Gryphon is the Company’s exclusive provider of management services for all blockchain and crypto currency-related operations of the Company and Gryphon receives 22.5% of net operating profits for providing such services.

-	Except in the case of an emergency or a potential security breach, the Company shall not voluntarily take any mining equipment offline without the prior written consent of Gryphon.

-	The total costs of electricity and any profit-share paid to hosts shall be capped at $0.09 per kilowatt hour.

-	The Company shall provide written instructions to Gryphon with respect to all decisions to sell or hold digital assets.

Securities and Exchange Commission

July 27, 2023

-	Gryphon shall pay directly from the Company’s digital wallet on behalf of the Company all operating costs, inclusive of electricity and any profit share to hosts, such payments to occur prior to calculation and payment of Gryphon’s management fee.

-	Gryphon shall at all times select the mining pool and custodian of the digital assets.

-	The Company agreed that the hosts shall at all times be responsible for the installation of the Company’s mining equipment and the provision of any ancillary items necessary to operate the Company’s mining equipment.

-	The term of the Gryphon MSA ends in August 2026.

●	Give us a brief summary of the nature of the breaches.

Response:

The following summary of Gryphon’s breaches is non-exhaustive and is merely a summary of the allegations in the Complaint:

Rule 83 Confidential Treatment Request by Sphere 3D Corp. Request #6

[***]

Sphere 3D Corp. respectfully requests that the information contained in Request #6 be treated as confidential information and that the Staff provide timely notice to Patricia Trompeter, Chief Executive Officer, Sphere 3D Corp., 4 Greenwich Office Park, 1st Floor, Greenwich, CT 06831, telephone (203) 524-6524, before it permits any disclosure of the bracketed information contained in Request #6.

●	Tell us what assets are at significant risk, why the assets are at risk, and the balance of those assets on your balance sheet as of March 31, 2023.

Response:

Rule 83 Confidential Treatment Request by Sphere 3D Corp. Request #7

Securities and Exchange Commission

July 27, 2023

Sphere 3D Corp. respectfully requests that the information contained in Request #7 be treated as confidential information and that the Staff provide timely notice to Patricia Trompeter, Chief Executive Officer, Sphere 3D Corp., 4 Greenwich Office Park, 1st Floor, Greenwich, CT 06831, telephone (203) 524-6524, before it permits any disclosure of the bracketed information contained in Request #7.

●	Tell us how you are accounting for the matter and why, citing the accounting literature you applied.

Response:	The Company accounts for the costs incurred under the Gryphon MSA as cost of digital mining revenues in accordance with ASC 705, Cost of Sales and Services. The Company incurred management fees for the years ended December 31, 2021 and 2022, and the three months ended March 31, 2023 of nil, $0.4 million and $0.2 million, respectively. The Company reimbursed Gryphon’s costs for hosting from third parties for the years ended December 31, 2021 and 2022, and the three months ended March 31, 2023 in amounts of nil, $0.9 million and $0.2 million, respectively. The Company is accounting for the litigation costs as expensed as incurred.

13.	Please tell us about your cryptocurrency custody policies and procedures and respond to the following:

●	Tell us the type of cryptocurrency and balance held by each of your third-party custodians as of March 31, 2023.

Response:	The type of cryptocurrency and balance held by each of the Company’s third-party custodians as of March 31, 2023 is as follows: Rule 83 Confidential Treatment Request by Sphere 3D Corp. Request #8

Wallet	Wallet Type	Cryptocurrency	Balance (Bitcoin)		Approximate Value of Balance ($)
[***]	Cold Wallet	Bitcoin	[***	]	$	[***	]
[***]	Cold Wallet	Bitcoin	[***	]	$	[***	]

Sphere 3D Corp. respectfully requests that the information contained in Request #8 be treated as confidential information and that the Staff provide timely notice to Patricia Trompeter, Chief Executive Officer, Sphere 3D Corp., 4 Greenwich Office Park, 1st Floor, Greenwich, CT 06831, telephone (203) 524-6524, before it permits any disclosure of the bracketed information contained in Request #8.

Securities and Exchange Commission

July 27, 2023

●	Tell us what portion of your cryptocurrencies are held in hot wallets and cold wallets.

Response:	100% of the Company’s cryptocurrency is held in cold wallets as of December 31, 2022 and March 31, 2023.

●	Tell us the material terms of your arrangements with each third-party custodian, including, for example, in what manner the relevant custodian is required to store your cryptocurrency, whether it is contractually required to hold your cryptocurrency in cold storage, what security precautions the custodian is required to undertake, what inspection rights you have, and what type of insurance, if any, the custodian is required to have to protect you from loss.

Response:	The Company is a party to a Custodial Services Agreement (the “Custodial Services Agreement”) with BitGo Trust Company, Inc. (the “Custodian”). The Custodial Services Agreement provides that:

●	The Company must maintain an updated and current list of authorized persons at all times that is available to the Custodian, and the Custodian shall act upon instructions given by authorized persons that are received and verified by Custodian in accordance with its procedures and the Custodial Services Agreement. The Custodial Services Agreement also provides that the Custodian shall confirm that any party(ies) requesting the changes in the list of authorized persons have valid authority to request changes on behalf of the Company. Instructions given by authorized persons that are received and verified by the Custodian are required for any action requested of the Custodian.

●	The Custodian reserves the right to request video verification for any transaction or series of transactions under the threshold of $250,000. The Custodian will require video verification for withdrawal requests greater than $250,000 or requests made to a new address, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period.

Securities and Exchange Commission

July 27, 2023

●	The Custodian offers settlement services that allow the Company to submit, through the Custodian’s settlement platform, a request to settle a purchase or sale of Digital Assets with a settlement partner.

o	A one-sided request with counterparty affirmation requires the Company to submit a request, including its own cryptographic signature on the trade details. The Custodian will notify the settlement partner and lock funds of both parties while waiting for the settlement partner to affirm the request. The Custodian will settle the trade immediately upon affirmation and the locked funds will be released.

o	A one-sided request with instant settlement requires one side of the trade to submit a request, including cryptographic signatures of both parties to the trade. The Custodian will settle the trade immediately.

o	A two-sided request with reconciliation requires that both the Company and the settlement partner submit requests, with each party providing their own cryptographic signatures. The Custodian will reconcile the trades and settle immediately upon successful reconciliation.

o	In any one-sided or two sided request, the settlement partner must be identified and selected by the Company prior to submitting a settlement request.

●	The Custodian is obligated to obtain and/or maintain insurance coverage in such types and amounts as are commercially reasonable for the services provided under the Custodial Services Agreement.

●	The Custodian is obligated under the Custodial Services Agreement to safekeep the digital assets and segregate all digital assets from both the (i) property of the Custodian, and (ii) assets of other customers of the Custodian, except for digital assets specifically moved into shared accounts by the Company.

14.	With respect to your agreement with Core Scientific, Inc., you disclose that as of December 31, 2022, you had paid $35.1 million towards the Hosting Sub-Lease and that you recorded a $15.7 million provision for losses on the pre-paid portion of the deposit due to Core Scientific’s Chapter 11 bankruptcy filing in December 2022. Please respond to the following:

●	Tell us the significant terms of your agreement and how you are accounting for the agreement, including the initial $35.1 million payment. Cite the accounting literature used and how you applied it to your facts and circumstances.

Securities and Exchange Commission

July 27, 2023

●	Tell us the nature and amounts of any assets or liabilities related to your agreements with Core Scientific included in your balance sheet as of December 31, 2022 and March 31, 2023.

Response:

Digital Mining Hosting Sub-Lease

On October 5, 2021, the Company entered into a Sub-License and Delegation Agreement (“Hosting Sub-Lease”) with Gryphon that assigned to the Company rights and obligations in (i) that certain Master Services Agreement, dated as of September 12, 2021 (the “Core Scientific MSA”), between Core Scientific and Gryphon and (ii) Master Services Agreement Order #2 (“Order #2”). On December 29, 2021, the Company and Gryphon entered into Amendment No. 1 to the Hosting Sub-Lease (the “Sub-Lease Amendment”) to provide Gryphon the right to recapture the usage of up to 50% of the hosting capacity to be managed by Core Scientific. The Sub-Lease Amendment allows for approximately 230 MW of carbon neutral digital mining hosting capacity to be managed by Core Scientific as hosting partner. As part of the Sub-Lease Amendment, Core Scientific agreed to provide a digital mining fleet management and monitoring solution called Minder™, data analytics, alerting, monitoring, and miner management services.

The Company made a series of prepayments to Core Scientific between October 2021 and April 2022 in accordance with Order #2, totaling $35.1 million. The majority of the prepayments were made prior to installation in monthly installments, and were to be applied as a credit to future monthly hosting invoices. According to Core, Core terminated the MSA and Order #2, an issue that Sphere is currently litigating with Core.

Securities and Exchange Commission

July 27, 2023

The Company has accounted for the payments to Core Scientific as prepaid hosting fees using the guidance under ASC 340-10-05-4, as these expenses have been paid in advance of their consumption. The Company estimates the short-term and long-term portions of the balance based upon the cost of hosting the estimated number of machines. Core Scientific filed for bankruptcy in December 2022. When it entered into the contract in 2021, the Company planned for the deposits to be used over the following five years at the hosting facility where the Company planned to place its approximately 60,000 miners. The Company has requested that its deposit be returned; however, due to Core Scientific’s Chapter 11 bankruptcy filing in December 2022, (i) the Company does not believe the full deposit will be returned and (i) the Company has recorded a $15.7 million provision for losses on the pre-paid portion of the deposit. Whether the deposits must be returned to the Company is currently a subject of litigation between the Company and Core Scientific. The Company’s hosting fees owed to Core Scientific are offsetting the deposit, but not significantly. The Company considered the best estimate of the reserve for the deposit, given that discussions are ongoing and not settled. In early February 2023, Core Scientific settled a portion of its debt by providing the Company with machines for an approximately 50% discount. Based on the third-party evidence of settlement, the Company expects to receive a similar settlement. Based on this settlement, the Company has reserved 50% of the estimated unused deposit over the contract.

The Company’s prepaid hosting services balance was $18.8 million and $18.6 million as of December 31, 2022 and March 31, 2023, respectively. There are no other assets or liabilities related to the Company’s agreements with Core Scientific included in the Company’s balance sheet as of December 31, 2022 and March 31, 2023.

* * *

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0820.

Very truly yours,

/s/ M. Ali Panjwani
M. Ali Panjwani

cc:	Patricia Trompeter
Sphere 3D Corp.